Exhibit (d)(5)
ACE HOLDINGS I, LLC
INDEMNIFICATION AGREEMENT
     This INDEMNIFICATION AGREEMENT (the “Agreement”) is made as of August 15, 2006, between Ace Holdings I, LLC, a Delaware limited liability company (the “Company”), and Jay B. Shipowitz (“Indemnitee”).
     WHEREAS, pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of June 6, 2006, by and among the Company, Ranger Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and Ace Cash Express, Inc., a Texas corporation (“ACE”), Merger Sub will be merged with and into ACE (the “Merger”);
     WHEREAS, Indemnitee has agreed to make an equity investment in the Company upon consummation of the Merger;
     WHEREAS, ACE has filed with the Securities Exchange Commission (the “SEC”) a proxy statement on Schedule 14A (the “Proxy”) in connection with the special meeting of ACE shareholders to obtain shareholder approval of the Merger Agreement and the transactions contemplated thereby, including the Merger;
     WHEREAS, in connection with the Proxy, the Company and certain investors in the Company, including Indemnitee, will file with the SEC a Transaction Statement on Schedule 13E-3 (the “Schedule 13E-3”);
     WHEREAS, in recognition of Indemnitee’s need for substantial protection against personal liability in order to enhance Indemnitee’s willingness to invest in the Company upon consummation of the Merger, and to provide Indemnitee with specific contractual assurance that protection will be available to Indemnitee, the Company wishes to provide in this Agreement for the indemnification of and the advancing of expenses to Indemnitee to the fullest extent (whether partial or complete) permitted by law and as set forth in this Agreement.
     NOW, THEREFORE, in consideration of the premises contained herein, and intending to be legally bound hereby, the parties hereto agree as follows:
     1. Certain Definitions. In addition to terms defined elsewhere herein, the following terms have the following meanings when used in this Agreement:
(a)	Exchange Act: means the Securities Exchange Act of 1934, as amended.

(b)	Claim: means action, suit, or proceeding instituted by a third party.

(c)	Expenses: include attorneys’ fees and all other costs, expenses, and obligations (including, without limitation, experts’ fees, court costs, retainers, transcript fees, duplicating, printing, and binding costs, as well as telecommunications, postage and courier charges) paid or incurred in connection with investigating, defending, being a witness in, or participating in (including on appeal), or preparing to investigate, defend, be a witness in, or participate in, any Claim relating to any Indemnifiable Event.

(d)	Indemnifiable Amounts: means any and all Expenses, damages, judgments, fines, penalties, ERISA excise taxes, and amounts paid in settlement (including all interest, assessments, and other charges paid or payable in connection with or in respect of such Expenses, judgments, fines, penalties, excise taxes, or amounts paid in settlement) arising out of or resulting from any Claim relating to an Indemnifiable Event.

(e)	Indemnifiable Event: means any Claim, whether occurring before, on, or after the date of this Agreement, against Indemnitee (in his individual capacity and not in his capacity as a director or officer of ACE) in connection with the preparation, filing and distribution of the Proxy and the related Schedule 13E-3, and any liabilities arising under the Exchange Act related thereto.
     2. Basic Indemnification Arrangement; Advancement of Expenses.
          (a) In the event Indemnitee was, is, or becomes a party to or witness or other participant in, or is threatened to be made a party to or witness or other participant in, a Claim by reason of (or arising in part out of) an Indemnifiable Event, the Company shall indemnify Indemnitee to the fullest extent permitted by law as soon as practicable, but in any event no later than thirty days after written demand is presented to the Company, against any and all Indemnifiable Amounts; provided, however, that the Company shall have no obligation to indemnify Indemnitee for Claims arising under the Exchange Act to the extent such indemnification shall be determined by a court of competent jurisdiction to be against public policy.
          (b) If so requested by Indemnitee, the Company shall advance (within ten business days of such request) any and all Expenses incurred by Indemnitee (an “Expense Advance”). The Company shall, in accordance with such request (but without duplication), either (i) pay such Expenses on behalf of Indemnitee or (ii) reimburse Indemnitee for such Expenses. Indemnitee’s right to an Expense Advance is absolute and shall not be subject to any prior determination by the Company’s Board of Directors that the Indemnitee has satisfied any applicable standard of conduct for indemnification.
          (c) Notwithstanding anything in this Agreement to the contrary, Indemnitee shall not be entitled to indemnification or advancement of Expenses pursuant to this Agreement in connection with any Claim initiated by Indemnitee unless (i) the Company has joined in or the Company’s Board of Directors has authorized or consented to the initiation of such Claim or (ii) the Claim is one to enforce Indemnitee’s rights under this Agreement.

          (d) Notwithstanding the foregoing, (i) the indemnification obligations of the Company under Section 2(a) shall be subject to the condition that the Company’s Board of Directors shall not have determined that Indemnitee would not be permitted to be indemnified under applicable law, and (ii) the obligation of the Company to make an Expense Advance pursuant to Section 2(b) shall be subject to the condition that, if, when, and to the extent that the Company’s Board of Directors determines that Indemnitee would not be permitted to be so indemnified under applicable law, the Company shall be entitled to be reimbursed by Indemnitee (who hereby agrees to reimburse the Company) for all such amounts theretofore paid (it being understood and agreed that the foregoing agreement by Indemnitee shall be deemed to satisfy any requirement that Indemnitee provide the Company with an undertaking to repay any Expense Advance if it is ultimately determined that the Indemnitee is not entitled to indemnification under applicable law); provided, however, that if Indemnitee has commenced or thereafter commences legal proceedings in a court of competent jurisdiction to secure a determination that Indemnitee should be indemnified under applicable law, any determination made by the Company’s Board of Directors that Indemnitee would not be permitted to be indemnified under applicable law shall not be binding and Indemnitee shall not be required to reimburse the Company for any Expense Advance, and the Company shall continue to make Expense Advances pursuant to Section 2(b) hereof to the extent requested by Indemnitee until a final judicial determination is made with respect thereto (as to which all rights of appeal therefrom have been exhausted or lapsed). Indemnitee’s undertaking to repay such Expense Advances shall be unsecured and interest-free.
     3. Indemnification for Additional Expenses. The Company shall indemnify Indemnitee against any and all Expenses and, if requested by Indemnitee, shall advance such Expenses to Indemnitee, subject to and in accordance with Section 2(b), as are incurred by Indemnitee in connection with any action brought by Indemnitee for indemnification or an Expense Advance by the Company under this Agreement, regardless of whether Indemnitee ultimately is determined to be entitled to such indemnification or Expense Advance, as the case may be.
     4. Partial Indemnity, etc. If Indemnitee is entitled under any provision of this Agreement to indemnification by the Company for some or a portion of the Expenses or other Indemnifiable Amounts in respect of a Claim but not, however, for the total amount thereof, the Company shall nevertheless indemnify Indemnitee for the portion thereof to which Indemnitee is entitled. Moreover, notwithstanding any other provision of this Agreement, to the extent that Indemnitee has been successful on the merits or otherwise in defense of any or all Claims relating in whole or in part to an Indemnifiable Event or in defense of any issue or matter therein, including dismissal without prejudice, Indemnitee shall be indemnified against all Expenses incurred in connection therewith.
     5. No Other Presumptions. For purposes of this Agreement, the termination of any claim, action, suit, or proceeding, by judgment, order, settlement (whether with or without court approval), or conviction, or upon a plea of nolo contendere or its equivalent, shall not create a presumption that Indemnitee did not meet any particular standard of conduct or have any particular belief or that a court has determined that indemnification is not permitted by applicable law.

     6. Amendments, etc. No supplement, modification, or amendment of this Agreement shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar), nor shall such waiver constitute a continuing waiver.
     7. Subrogation. In the event of payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of Indemnitee, who shall execute all papers reasonably required and shall do everything that may be reasonably necessary to secure such rights, including the execution of such documents necessary to enable the Company effectively to bring suit to enforce such rights.
     8. No Duplication of Payments. The Company shall not be liable under this Agreement to make any payment in connection with any Claim made against Indemnitee to the extent Indemnitee has otherwise actually received payment of the amounts otherwise indemnifiable hereunder.
     9. Defense of Claims. The Company shall be entitled to participate in the defense of any Claim relating to an Indemnifiable Event or to assume the defense thereof, with counsel reasonably satisfactory to the Indemnitee; provided that, if Indemnitee believes, after consultation with counsel selected by Indemnitee, that (i) the use of counsel chosen by the Company to represent Indemnitee would present such counsel with an actual conflict of interest, (ii) the named parties in any such Claim (including any impleaded parties) include both the Company and Indemnitee and Indemnitee concludes that there may be one or more legal defenses available to him that are different from or in addition to those available to the Company, or (iii) any such representation by such counsel would be precluded under the applicable standards of professional conduct then prevailing, then Indemnitee shall be entitled to retain separate counsel (but not more than one law firm plus, if applicable, local counsel in respect of any particular Claim) at the Company’s expense. The Company shall not be liable to Indemnitee under this Agreement for any amounts paid in settlement of any Claim relating to an Indemnifiable Event effected without the Company’s prior written consent. The Company shall not, without the prior written consent of the Indemnitee, effect any settlement of any Claim relating to an Indemnifiable Event to which the Indemnitee is a party unless such settlement solely involves the payment of money and includes a complete and unconditional release of Indemnitee from all liability on all claims that are the subject matter of such Claim. Neither the Company nor Indemnitee shall unreasonably withhold, condition or delay its or his consent to any proposed settlement.
     10. Binding Effect, etc. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors, assigns, spouses, heirs, executors, and personal and legal representatives. This Agreement shall continue in effect regardless of whether Indemnitee continues to be an investor in the Company.

     11. Severability. The provisions of this Agreement shall be severable in the event that any of the provisions hereof (including any provision within a single section, paragraph, or sentence) are held by a court of competent jurisdiction to be invalid, void, or otherwise unenforceable in any respect, and the validity and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired and shall remain enforceable to the fullest extent permitted by law.
     12. Specific Performance, etc. The parties recognize that if any provision of this Agreement is violated by the Company, Indemnitee may be without an adequate remedy at law. Accordingly, in the event of any such violation, Indemnitee shall be entitled, if Indemnitee so elects, to institute proceedings, either in law or at equity, to obtain damages, to enforce specific performance, to enjoin such violation, or to obtain any relief or any combination of the foregoing as Indemnitee may elect to pursue.
     13. Counterparts. This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same agreement. Only one such counterpart signed by the party against whom enforceability is sought need be produced to evidence the existence of this Agreement.
     14. Headings. The headings of the sections and paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction or interpretation thereof.
     15. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware applicable to contracts made and to be performed in such state without giving effect to the principles of conflicts of laws.
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          IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

ACE HOLDINGS I, LLC
By:	/s/ Frank J. Rodriguez
	Name:	Frank J. Rodriguez
	Title:	President

/s/ Jay B. Shipowitz
Jay B. Shipowitz

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